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Phone: 204-487-7412
Fax: 204-488-9823

Medicure Exercises Option to Acquire Majority Interest in Apicore

Closes Debt Financing with Crown Capital Partners for Apicore Purchase

WINNIPEG, CANADA – (November 18, 2016) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a leading Canadian specialty pharmaceutical company, is pleased to announce that it and a newly formed and wholly owned Mauritius subsidiary have provided notice to certain investors in Apicore Inc. and Apigen Investments Limited (together "Apicore") under Medicure's option rights allowing for the acquisition of 4,717,000 Series A Preferred Shares and 1,250,000 Warrants in both entities for US$33,250,000, which would bring Medicure's ownership in Apicore to 64% (or approximately 60% on a fully diluted basis). Medicure expects to close the acquisition of the majority position in Apicore by the end of November 2016, subject to regulatory approval.

Medicure's initial ownership interest and option rights were obtained for its lead role in structuring and participating in a majority interest purchase and financing of Apicore that occurred on July 3, 2014. Medicure continues to have option rights until July 3, 2017 to acquire additional shares in Apicore.

Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients ("APIs") and pharmaceuticals, including over 15 Abbreviated New Drug Applications ("ANDAs"), one of which, is partnered with Medicure. Apicore manufactures over 100 different API's, including over 35 for which Drug Master Files have been submitted to the FDA and 12 that are approved for commercial sale in the U.S. by customers of Apicore. Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API's for many U.S. and international generic and branded pharmaceutical companies.

"Medicure is pleased to be acquiring a majority equity position in Apicore and looks forward to working to further increase Apicore's value for all stakeholders, in particular Medicure's shareholders." stated Dr. Albert Friesen, President and Chief Executive Officer of Medicure. Medicure has a long term objective of identifying and advancing new products that are complimentary to the Company's U.S. specialty pharmaceutical business, securing supply for potential new development products, and diversifying Medicure's asset base within the pharmaceutical industry. Medicure's business focus continues to be maintaining and expanding the sales of AGGRASTAT® (tirofiban HCl) in the United States.

The source of funds for the option exercise is a term loan agreement with Crown Capital Fund IV, LP, an investment fund managed by Crown Capital Partners Inc. ("Crown") (TSX:CRN), in which Crown holds a 40% interest, for CDN$60,000,000, of which CDN$30,000,000 was syndicated to the Ontario Pension Board ("OPB"), a limited partner in Crown's funds. The funds will be used to pay the option exercise price of US$33,250,000 as well as to refinance Apicore's existing long-term debt. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded and payable monthly on an interest only basis, matures in 48 months, and is repayable in full upon maturity. Medicure has also granted 450,000 warrants to each of Crown and OPB. Each warrant entitles the holder to purchase one Medicure common

share at an exercise price of $6.50 for a period of four years, subject to regulatory approval. PI Financial Corp. acted as an advisor to Medicure on the loan from Crown.

About Apicore

Apicore is a leading process R&D and API manufacturing service provider for the worldwide pharmaceutical industry. Apicore offers a wide portfolio of services ranging from manufacture of API's for the generic industry to custom synthesis for early phase pharmaceutical research, and branded products. Apicore has 2 FDA-approved facilities. In the U.S., the Somerset, New Jersey facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

About Medicure

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

About Crown Capital

Crown Capital is a specialty finance company focused on providing capital to middle-market companies. Crown Capital provides structured and tailored financing solutions with minimal or no ownership dilution. These solutions allow client business owners to retain the vast majority of the economic rewards associated with their business, while providing Crown Capital with stable and predictable cash flows.

For more information, please contact:

James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the potential for Apicore's revenue and value to increase, the closing of the Apicore acquisition and Medicure to secure and advance new products are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well

as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2015.

AGGRASTAT® (tirofiban HCl) is a registered trademark of Medicure International, Inc